RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC V6E 4A4

RED METAL RESOURCES LTD. ANNOUNCES FILING OF FORM 15F TO TERMINATE SEC REPORTING OBLIGATIONS

VANCOUVER, BC, MAY 13, 2026 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) announces that it is filing a Form 15F with the United States Securities and Exchange Commission (the "SEC") to terminate the registration of its common shares under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act pursuant to Rule 12h-6 thereunder.

Based on the Company's trading volume analysis for the 12-month period from April 29, 2025 to April 29, 2026, the average daily trading volume of the Company's common shares in the United States was approximately 1,376.4 shares, representing approximately 0.99% of the worldwide average daily trading volume of approximately 138,486.1 shares. On that basis, the Company believes it meets the trading-volume condition in Rule 12h-6(a)(4)(i).

Upon filing the Form 15F, the Company's reporting obligations under the Exchange Act will be immediately suspended. If the SEC does not object, the termination of those reporting obligations will become effective 90 days after filing, or such shorter period as the SEC may determine.

The Company's common shares will continue to be listed on the Canadian Securities Exchange under the symbol RMES, traded on the Frankfurt Stock Exchange under the symbol I660, and quoted on OTC Markets in the United States under the symbol RMESF. Following the effectiveness of the Form 15F, the Company expects to maintain the exemption under Rule 12g3-2(b) and to continue making available its home-country disclosure documents through SEDAR+ at www.sedarplus.com and on its website at www.redmetalresources.com.

About Red Metal Resources Ltd.

Red Metal Resources Ltd. is a mineral exploration company focused on copper and gold exploration and development, with assets in Chile. The Company's common shares are listed on the Canadian Securities Exchange under the symbol RMES and traded on the Frankfurt Stock Exchange under the symbol I660 and on the OTC Pink in the United States under the symbol RMESF.

For further information, please contact:

Caitlin Jeffs
Chief Executive Officer
Red Metal Resources Ltd.
1.866.907.5403
invest@redmetalresources.com
www.redmetalresources.com

This press release is issued pursuant to Rule 12h-6(h) under the Securities Exchange Act of 1934, as amended, which requires a foreign private issuer to publish notice of its intent to terminate its Exchange Act registration and reporting obligations prior to or concurrently with the filing of a Form 15F. This notice does not constitute an offer to sell or a solicitation of an offer to buy any securities.